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                   [Central Garden & Pet Company letterhead]


                                 August 4, 2000

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Keir B. Gumbs
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

          Re:  Central Garden Distribution Inc.
               Withdrawal of Registration Statement
               on Form 10, SEC File No. 000-30765
               ----------------------------------

Dear Mr. Gumbs:

          On behalf of Central Garden Distribution Inc. (the "Company") and its
                                                              -------
parent, Central Garden & Pet Company, this letter is filed with respect to the Registration Statement on Form 10, SEC File No. 000-30765, which was filed on June 7, 2000 (the "Registration Statement").

          In light of recent developments in the Company's business, Central Garden & Pet Company has determined not to proceed with the spin-off contemplated by the Registration Statement at this time. No securities have been distributed pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

                                  Sincerely,


                                  Central Garden Distribution Inc.
                                  Central Garden & Pet Company



                                  By:   /s/ William E. Brown
                                      -----------------------------------------
                                      William E. Brown
                                      Chief Executive Officer